Mail Stop 4561

June 25, 2009

Ms. Elizabeth S. Acton
Executive Vice President and Chief Financial Officer
Comerica Incorporated
Comerica Bank Tower
1717 Main Street, MC 6404
Dallas, Texas 75201

> **Re:** **Comerica Incorporated**
> **Form 10-K for Fiscal Year Ended December 31, 2008**
> **Filed February 24, 2009**
> **File No. 001-10706**

Dear Ms. Acton:

We have completed our review of your Form 10-K for Fiscal Year Ended December 31, 2008 and have no further comments at this time.

Sincerely,

Paul Cline
Senior Accountant